Exhibit 99.(a)(1)(i)

November 17, 2005

Name and Address of Limited Partner

Dear [LIMITED PARTNER]:

Enclosed please find important documentation that relates to the semi-annual repurchase offer to all limited partners and a special one-time exchange offer available only to limited partners of the Fund who are also qualified purchasers as defined in the Investment Company Act of 1940, as amended .

To aide you in your decision, we have included the following:

1.	the Offer Document, explaining the two offers in detail;
2.	the Letter of Transmittal, which must be completed and in our possession by December 16, 2005 if you wish to participate in either or both offers;
3.	the Performance Supplement, updating you with the Fund’s performance through September 30, 2005;
4.	the September 30, 2005 quarterly financial statements;
5.	the Special Situations Fund III QP, L.P. Private Placement Memorandum with the Notice of Limited Offer attached;
6.	the Special Situations Fund III QP, L.P. Agreement of Limited Partnership; and
7.	a stamped self-addressed return envelope for your convenience.

Should you wish to tender your Units or a portion of your Units for cash repurchase by the Fund, or if you are a qualified purchaser and wish to tender all of your Units not tendered in the cash repurchase offer for exchange in the exchange tender offer, please complete and return the enclosed Letter of Transmittal by mail or by fax so that it arrives in our offices no later than December 16, 2005.

NO ACTION IS REQUIRED IF YOU DO NOT WISH TO REDEEM ANY PORTION OF YOUR UNITS, AND IF YOU ARE A QUALIFIED PURCHASER AND DO NOT WISH TO PARTICIPATE IN THE EXCHANGE OFFER.

If you have any questions, please call (212) 207-6500.

Sincerely,

Austin W. Marxe
Managing Individual General Partner